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                                April 25, 2023

       Harry Kirsch
       Chief Financial Officer
       Novartis AG
       Lichtstrasse 35
       4056 Basel, Switzerland

                                                        Re: Novartis AG
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 1,
2023
                                                            File No. 001-15024

       Dear Harry Kirsch:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       Core operating income key figures, page 59

   1. Please revise future filings to more prominently and clearly identify tables including non-
                                                        IFRS measures and to
consistently label all non-IFRS measures presented. We note for example, the table on
page 59 labeled Core operating income key figures includes all non-
                                                        IFRS measures but is
only designated as such by a small footnote presented below the table in a smaller
font. In this regard, we also note that selling, general and administration, research and
development, other income and other expense included in the table are all non-IFRS measures and
not identified as such. Refer to Non-GAAP Financial Measures
                                                        C&DIs 100.05 and
102.10(a) and revise future filings to comply.
 Harry Kirsch
Novartis AG
April 25, 2023
Page 2
Exhibits

2. We note that the certifications filed in Exhibits 13.1 and 13.2 refer to the annual report on
      Form 20-F for the year ended December 31, 2021. Please amend the filing to refer to the appropriate annual report which is the Form 20-F for the year ended
December
      31, 2022. The corrected certifications should be filed with a full amendment to your Form
      20-F. Refer to Question 246.14 of the SEC Staff's C&DI on Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have any questions.



                                                             Sincerely,
FirstName LastNameHarry Kirsch
                                                             Division of
Corporation Finance
Comapany NameNovartis AG
                                                             Office of Life
Sciences
April 25, 2023 Page 2
cc:       Karen L. Hale
FirstName LastName